NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(In thousands of Canadian dollars)

	May 31 2008	August 31 2007

Assets	(Unaudited)	(Audited)
Cash and cash equivalents	1,745	5,148

Restricted cash	450	4,751

Accounts receivable and other amounts due (note 4)	63,392	36,942

Inventory	3,930	2,985

Prepaid expenses and deposits	325	563

Investment in film and television programming (note 5)	48,263	48,585

Property and equipment (note 6)	5,822	6,069

Intangible assets (note 7)	3,663	4,522

Other assets (note 8)	-	291

Goodwill (note 9)	16,909	17,562

Future income tax asset	581	517

Restricted term deposits (note 17)	21,343	22,272

	166,423	150,207
Liabilities
Bank indebtedness	-	664

Bank credit facility (note 10)	3,940	3,000

Accounts payable and accrued liabilities (note 11)	41,862	30,607

Business acquisition payable	-	4,410

Corporate loans (note 12)	18,981	7,841

Production loans (note 13)	37,312	30,708

Deferred revenue	1,989	1,736

Future income tax liability	1,689	1,853

Revenue guarantee obligation (note 17)	21,343	22,272

	127,116	103,091
Shareholders’ Equity
Capital stock (note 18)	59,692	58,028

Contributed surplus (note 19)	5,065	3,759

Warrants (note 20)	961	1,292

Other paid-in capital	680	680

Deficit	(24,335)	(15,309)

Accumulated other comprehensive loss	(2,756)	(1,334)

	39,307	47,116

	166,423	150,207

Nature of operations and going concern (note 1)
Commitments and contingencies (note 25)

Subsequent events (note 28)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Earnings (Loss)

(Unaudited)

(In thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	May 31 2008	May 31 2007	May 31 2008	May 31 2007
		Restated		Restated
		(see note 3)		(see note 3)

Revenues
Motion Picture	1,759	2,389	5,105	13,094
Television	9,811	11,876	22,046	20,538
Home Entertainment	11,978	4,488	34,346	16,727
	23,548	18,753	61,497	50,359

Expenses
Amortization of investment in film and television programming, and other production costs	11,008	9,562	23,675	24,849
Home entertainment direct costs	9,364	3,563	24,929	12,059
Selling, general and administrative	4,228	2,884	12,751	7,021
Bad debt expense (note 4)	2,162	70	2,280	147
Stock and warrant-based compensation costs (note 18(c))	965	366	1,496	963
Other amortization	362	140	1,072	463

	28,089	16,585	66,203	45,502

(Loss) earnings before the undernoted	(4,541)	2,168	(4,706)	4,857

Interest income	286	408	1,024	1,075
Interest expense (note 14)	(1,114)	(1,384)	(4,012)	(3,437)
Foreign exchange gain (loss)	(538)	861	20	196
Legal settlement (note 15)	-	-	-	957
Loss on settlement of obligations (note 16)	-	(396)	-	(409)

(Loss) earnings before income taxes	(5,907)	1,657	(7,674)	3,239

Income tax expense	(700)	(519)	(994)	(1,238)

(Loss) earnings for the period	(6,607)	1,138	(8,668)	2,001

Net (loss) earnings per common share (note 22)
Basic	(0.14)	0.03	(0.18)	0.05
Diluted	(0.14)	0.03	(0.18)	0.05

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(Unaudited)

(In thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	May 31 2008	May 31 2007	May 31 2008	May 31 2007
		Restated (see note 3)		Restated (see note 3)

Deficit – beginning of period	(17,623)	(8,523)	(15,309)	(9,182)

Adjustment for implementation of new accounting standards (note 2(b))	-	-	(67)	-
Preference share dividends	(105)	(111)	(291)	(315)
Net (loss) earnings for the period	(6,607)	1,138	(8,668)	2,001

Deficit – end of period	(24,335)	(7,496)	(24,335)	(7,496)

Consolidated Statements of Comprehensive (Loss) Income

(Unaudited)

(In thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	May 31 2008	May 31 2007	May 31 2008	May 31 2007
		Restated (see note 3)		Restated (see note 3)

Net (loss) earnings for the period	(6,607)	1,138	(8,668)	2,001

Other comprehensive loss
Unrealized foreign currency translation gains (losses) on net assets of self-sustaining foreign operations	160	-	(1,422)	-

Comprehensive (loss) income for the period	(6,447)	1,138	(10,090)	2,001

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	May 31 2008	May 31 2007	May 31 2008	May 31 2007
		Restated (see note 3)		Restated (see note 3)

Operating activities
Net (loss) earnings for the period	(6,607)	1,138	(8,668)	2,001
Items not affecting cash
Amortization of film and television programming	8,737	8,280	16,074	19,462
Future income tax recovery	(56)	(48)	(230)	(167)
Amortization of property and equipment	135	32	390	58
Amortization of intangible assets	228	140	683	463
Stock and warrant-based compensation	965	366	1,496	963
Loss on settlement of obligations	-	396	-	409
Investment in film and television programming	(2,843)	(10,192)	(16,382)	(30,980)
Changes in non-cash operating working capital (note 23)	(3,881)	(11,410)	(14,046)	(8,159)

	(3,322)	(11,298)	(20,683)	(15,950)
Investing activities
Deferred payment for acquisition	-	(917)	(3,579)	(917)
Acquisition of Castle Hill Productions Inc. and Dream LLC, net of bank indebtedness acquired	-	135	-	(9,517)
Property and equipment purchases	(58)	(472)	(143)	(887)
Decrease in restricted cash	-	-	4,301	-

	(58)	(1,254)	579	(11,321)
Financing activities
Bank indebtedness	(540)	-	(664)	-
Bank credit facility	940	950	940	1,189
Issuance of corporate loans	7,464	5,522	12,904	18,379
Repayment of corporate loans	(25)	(3,435)	(2,519)	(8,713)
Production loans taken out	6,723	7,666	31,140	35,207
Repayment of production loans	(13,087)	(3,937)	(25,643)	(20,448)
Issuance of preference shares on exercise of warrants	-	653	-	930
Issuance of common shares on exercise of stock options	246	324	543	346
Issuance of common shares on exercise of warrants	-	399	-	678
Deferred financing costs	-	-	-	(381)

	1,721	8,142	16,701	27,187

Change in cash and cash equivalents	(1,659)	(4,410)	(3,403)	(84)

Cash and cash equivalents - beginning of period	3,404	5,542	5,148	1,216

Cash and cash equivalents - end of period	1,745	1,132	1,745	1,132

Supplemental cash flow information
Interest paid	795	794	2,952	2,379
Non-cash transactions (note 24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and New York, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the “Company”) produces and acquires feature films, television programs and home video entertainment content for distribution to worldwide markets.  The Company is incorporated under the Ontario Business Corporations Act and its common shares are listed on the American and Toronto Stock Exchanges at May 31, 2008.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate and sales infrastructure and also through acquisitions.  The Company will continue to require additional financing until it can generate substantial positive cash flows from operating activities. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

During the year ended August 31, 2007, the Company completed a private placement for net proceeds of $29.8 million, which was primarily to fund an acquisition, and also received funds from the exercise of preference share warrants of $930,000.  The Company is pursuing various financing initiatives; however, there is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operating activities. If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term to fund its continuing operations and meet its obligations as they come due.  On January 2, 2008, the Company obtained short-term financing of $2,650,000 in the form of related party loans due within one year as further described in note 27.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant accounting policies

(a)

Basis of presentation

The interim consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of Peace Arch Entertainment Group Inc., and all of its subsidiaries and variable interest entities (“VIEs”) for which it is the primary beneficiary.  All intercompany balances and transactions have been eliminated.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(b)

Accounting changes

The interim financial statements follow the same accounting policies and methods of application as the fiscal 2007 annual consolidated financial statements except as described below.

During the nine months ended May 31, 2008, the Company adopted the following standards:

i)

Financial Instruments  Effective September 1, 2007, the Company adopted the CICA Handbook Sections 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments – Recognition and Measurement”, 3861, “Financial Instruments – Disclosure and Presentation.”  The Company adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated, except to classify unrealized foreign currency translation gains and losses on net investments in self-sustaining foreign operations in accumulated other comprehensive income (loss).

ii)

Financial Instruments – Recognition and Measurement and Financial Instruments – Disclosure and Presentation  These new standards prescribe when a financial instrument is to be recognized and derecognized from the balance sheet and at what amount these financial instruments should be recognized.  It also specifies how financial instrument gains and losses are accounted for.  Under these new standards, all financial assets are classified as held-for-trading, held-to-maturity, loans and receivables or available-for-sale and all financial liabilities must be classified as held-for-trading or other financial liabilities.  In addition, an entity has the option to designate financial assets as available-for-sale on initial recognition or upon adoption of these standards, even if the financial instrument was not acquired or incurred for the purpose of selling or repurchasing it in the near term.

All financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions.  After initial recognition, financial instruments should be measured at their fair values, except for financial assets classified as held-to-maturity or loans and receivables and other financial liabilities, which are measured at cost or amortized cost using the effective interest method.  Financial assets classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.  Amortization related to financial assets classified as held-to-maturity or loans and receivables and other financial liabilities and unrealized gains and losses related to financial assets and financial liabilities classified as held-for-trading are recorded in net earnings for the period in which it arises.  If a financial asset is classified as available-for-sale, the cumulative unrealized gain or loss is recognized in accumulated other comprehensive income (loss) (“AOCI”) and recognized in earnings upon the sale or other-than temporary impairment.

iii)

Comprehensive Income  Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income (“OCI”).  OCI is a new requirement to temporarily present certain gains and losses from changes in fair value outside net income.  It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains and losses on available-for-sale investments; and the effective position of gains and losses on derivatives designated as cash flow hedges of the net investment in self-sustaining foreign operations.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

iv)

Equity  Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530.  The Company has included in the unaudited interim consolidated financial statements of comprehensive income for the changes in these items during the first quarter of 2008, while the cumulative changes in OCI are included in AOCI, which is presented as a new category within shareholders’ equity on the consolidated balance sheets.

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification below. The change in policy was applied prospectively with no restatement of comparative figures. In adopting these recommendations, the Company made the following adjustments to the consolidated balance sheet at September 1, 2007, a reduction in accounts receivable and other amounts due of $107,000, and a reduction of accounts payable and accrued liabilities of $40,000.  The effect of the above adjustments resulted in a cumulative increase of the Company’s deficit of $67,000.

The Company has adopted the following classifications for financial assets and financial liabilities:

•

Cash and cash equivalents, restricted cash, bank indebtedness, deposits, restricted term deposits and revenue guarantee obligations are classified as held-for-trading.  Changes in fair value for the period are recorded in net earnings.

•

Accounts receivable and other amounts due are classified as loans and receivables.

•

Bank credit facility, accounts payable and accrued liabilities, business acquisition payable, corporate loans, and production loans, are classified as other financial liabilities.

The new standards require all derivative financial instruments to be measured at fair value on the consolidated balance sheet, even when they are part of an effective hedging relationship.  An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.  If certain conditions are not met, an embedded derivative is separated from the host contract and accounted for as a derivative in the consolidated balance sheet, and measured at fair value.  As at May 31, 2008, the Company does not have any material outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

Upon adoption, entities have the option to expense transaction costs in the period or to continue to defer transaction costs.  The Company elected to continue to defer transaction costs and amortize over the expected life of the instrument using the effective interest method.  Decreases to deferred charges and corporate debt were booked to reflect the balances as if the effective interest rate method had always been used to record financing fees associated with corporate debt.

With the adoption of these standards, the consolidated financial statements now include consolidated statements of comprehensive income.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(c)

Variable interest entities

A VIE is an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or wherein the equity investors lack the characteristic of a controlling financial interest.  VIEs are subject to consolidation by a company if that company is considered to be the primary beneficiary of the VIE.  The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIEs activities or is entitled to receive a majority of the VIEs residual returns or both.

The Company acquires from independent production entities various distribution rights to film properties either outright or by providing a non-refundable minimum guarantee against future revenues to be generated from its distribution activities. The Company has determined that these independent production entities are VIEs since they lack sufficient equity financing to support their business activities. The Company evaluates each of these arrangements for the purpose of determining the primary beneficiary of each VIE. The Company’s variable interests in these entities consist of non-refundable minimum guarantees, guarantees of certain debt of these entities and fees paid to a third party guarantor of obligations of these entities. The amount of these variable interests can be significant. The Company is not the primary beneficiary in all of these arrangements. When the Company is not the primary beneficiary of the VIE, the minimum guarantee paid is included as investment in film and television programming.  The Company’s maximum exposure to loss for any particular film is represented by its non-refundable minimum guarantee and is reflected in the financial statements as investment in film and television programming.  When the Company is the primary beneficiary, the Company consolidates the VIE.

The Company has acquired distribution rights to several films and television programs from various independent production entities whose only activity is the production of the respective films and television programs.  The Company is the primary beneficiary of 17 of these production entities, of which 2 originated in 2006, 13 originated in 2007 and 2 during the nine months ended May 31, 2008.

The Company has consolidated the assets and liabilities of these production companies as follows:

	Total VIE Balances

	May 31 2008	August 31 2007

Cash and cash equivalents	392	-

Bank indebtedness	-	(664)
Accounts receivable and other amounts due	8,792	3,192
Prepaid expenses and deposits	35	210
Investment in film and television programming	4,967	11,581
Production loans	(12,983)	(12,623)
Accounts payable and accrued liabilities	(1,203)	(1,696)

The Company has determined that its rights to acquire film properties from other sole purpose production companies do not expose it to a majority of the expected losses or a majority of the expected returns of the

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

VIEs. The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees from non-consolidated VIEs, is $nil.

On April 30, 2008, the Company acquired 100% of the issued and outstanding shares of the production company Weapon Films Inc., for a nominal amount.  The Company consolidated the assets, liabilities and operating results of Weapon Films Inc. from April 30, 2008.  The Company consolidated an investment in film programming balance of $3,334,000, accounts receivable and other amounts due $1,381,000 and production loans $1,290,000.

(d)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

(e)

Operating cycle

As the Company’s principal asset is its investment in film and television programming, which is generally realized over a period of up to three years, the Company maintains a non-classified balance sheet.

Restatement of financial statements

Restatement of May 31, 2007

(a)

During the year ended August 31, 2007, the Company identified errors in its financial statements related to its accounting treatment of interest, and consolidation of variable interest entities during the three and nine months ended May 31, 2007.  It was determined that the Company was the primary beneficiary of five additional production entities.  It also was determined that a portion of interest incurred had been capitalized as a cost of investment in films and television programs when no expenditures were being incurred on preproduction and production activities.  The financing obtained by or arranged for consolidated sole purpose production companies, and for the variable interest entities above that were not previously consolidated, was used by the Company to fund corporate activities. The capitalization of interest was not consistent with the requirement of SoP 00-2. The adjustment results in an increase to accounts receivable of $413,000 an increase to investment in film and television programming of $5,616,000, an increase to prepaid expenses and deposits of $597,000, a decrease to corporate loans of $502,000, an increase to accounts payable and accrued liabilities of $2,061,000 and an increase to production loans of $5,852,000 as at May 31, 2007.  There was an increase to interest expense of $266,000 and $783,000 for the three and nine months ended May 31, 2007, and a reduction of amortization on investment in film and television programming of $85,000 and $269,000 for the three and nine months ended May 31, 2007.

The result of the above adjustments is a net decrease in the Company’s earnings of $181,000 and $514,000 for the three and nine months ended May 31, 2007 and a corresponding increase to the deficit in shareholders’ equity.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(b)

In addition, as at May 31, 2007, the Company has reclassified loans totalling $14,583,000 (August 31, 2007 - $7,841,000) to corporate loans from production loans to be consistent with the use of proceeds from the loans.

(c)

During the year ended August 31, 2007, the Company identified an error in its May 31, 2007 financial statements related to the accounting for a sale of film rights.  It was determined that this arrangement should have been accounted for as a co-production, with each co-producer retaining its respective rights.  Previously the Company had recorded amounts received from the other co-producer as revenues from the sale of the co-producers rights to the film.  The adjustment resulted in a decrease to revenues of $1,253,000, a decrease to amortization of investment in film and television programming of $1,226,000 and an increase in investment in film and television programming of $27,000 for the three and nine months ended May 31, 2007.

(d)

During the year ended August 31, 2007, the Company identified an error in its February 28, 2007 financial statements related to the recognition of warrant costs and the revaluation of common share purchase warrants on the date they vested. The adjustment resulted in an increase to stock-based compensation and warrant costs of $291,000 which is included in selling, general and administrative expenses and a corresponding increase to warrants in shareholders’ equity for the nine months ended May 31, 2007.

(e)

During the year ended August 31, 2007, the Company identified an error in its May 31, 2007 financial statements related to its accounting treatment of penalties and uncertain tax positions.  It was determined that an additional provision for income tax should be made of $567,000 and $1,405,000 for the three and nine months ended May 31, 2007.  The total adjustment to accounts payable and accrued liabilities as at May 31, 2007 from these errors was $1,581,000 of which $176,000 was accrued for during the year ended August 31, 2006.

(f)

During the year ended August 31, 2007, the Company identified an error in the classification of cash flows in the statement of cash flows related to interest incurred and paid on debt during the three and nine months ended May 31, 2007.  The Company had included interest incurred during those periods in the carrying values of certain production loans with the change in such loans, and presented as financing activities in the statement of cash flows.  The component of the increase in loan balances representing interest incurred should have been a non-cash transaction within operating activities.  Interest paid throughout those periods had also been presented as financing activities in the statement of cash flows when repayments of certain production loans were made.  The component of the repayment of loans representing interest should have been presented as cash used in operating activities in accordance with generally accepted accounting principles.  As a result of this error, for the three months ended May 31, 2007, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $1,378,000 and $794,000, respectively, with a corresponding net increase of $584,000 to cash used in operating activities. As a result of this error, for the nine months ended May 31, 2007, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $3,191,000 and $2,379,000, respectively, with a corresponding net increase of $812,000 to cash used in operating activities. As a result of this error, for the three months ended May 31, 2006, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $454,000 and $190,000, respectively, with a corresponding net increase of $264,000 to cash used in operating activities.  As a result of this error, for the nine months ended May 31, 2006,

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $1,022,000 and $1,028,000, respectively, with a corresponding net decrease of $6,000 to cash used in operating activities.  This adjustment had no impact on the Company’s financial position or results of operations for the three and nine months ended May 31, 2007.

The following table summarizes the effects of the preceding adjustments on the previously reported May 31, 2007 consolidated results of operations and cash flows of the Company.

	Three months ended May 31
	As reported	Adjustments	As restated
	2007	2007	2007
	$	$	$

Revenue	20,006	(1,253)	18,753

Expenses
Amortization of investment in film and television programming, and other production costs	10,873	(1,311)	9,562
Home entertainment direct costs	3,563	-	3,563
Selling, general and administrative	2,954	-	2,954
Stock and warrant-based compensation	366	-	366
Other amortization	140	-	140

	17,896	(1,311)	16,585

Earnings (loss) before the undernoted	2,110	58	2,168

Interest income	408	-	408
Interest expense	(1,118)	(266)	(1,384)
Foreign exchange gain	861	-	861
Legal settlement	-	-	-
Loss on settlement of obligations	(396)	-	(396)

Earnings (loss) before income taxes	1,865	(208)	1,657

Income tax (expense) recovery	48	(567)	(519)

Net earnings (loss) for the period	1,913	(775)	1,138

Net earnings (loss) per common share
Basic	0.05	(0.02)	0.03

Diluted	0.04	(0.02)	0.03

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

	Nine months ended May 31
	As reported	Adjustments	As restated
	2007	2007	2007
	$	$	$

Revenue	51,612	(1,253)	50,359

Expenses
Amortization of investment in film and television programming, and other production costs	26,344	(1,495)	24,849
Home entertainment direct costs	12,059	-	12,059
Selling, general and administrative	6,877	-	6,877
Stock and warrant-based compensation	963	291	1,254
Other amortization	463	-	463

	46,706	(1,204)	45,502

Earnings (loss) before the undernoted	4,906	(49)	4,857

Interest income	1,075	-	1,075
Interest expense	(2,654)	(783)	(3,437)
Foreign exchange gain	196	-	196
Legal settlement	957	-	957
Loss on settlement of obligations	(409)	-	(409)

Earnings (loss) before income taxes	4,071	(832)	3,239

Income tax (expense) recovery	167	(1,405)	(1,238)

Net earnings (loss) for the period	4,238	(2,237)	2,001

Net earnings (loss) per common share
Basic	0.12	(0.07)	0.05

Diluted	0.11	(0.07)	0.05

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

	Three months ended May 31
	As reported	Adjustments	As restated
	2007	2007	2007
	$	$	$

Operating activities

Net earnings (loss) for the period	1,913	(775)	1,138
Items not affecting cash
Amortization of film and television programming	9,591	(1,311)	8,280
Future income tax recovery	(48)	-	(48)
Amortization of property and equipment	32	-	32
Amortization of intangible assets	140	-	140
Stock and warrant-based compensation	366	-	366
Loss on settlement of obligations	396	-	396
Gain on sale of asset	-	-	-
Investment in film and television programming	(5,312)	(4,880)	(10,192)
Changes in non-cash operating working capital	(13,612)	2,202	(11,410)
	(6,534)	(4,764)	(11,298)

Investing activities
Acquisition of Castle Hill Productions Inc. and Dream LLC	135	-	135
Deferred acquisition costs	(917)	-	(917)
Property and equipment purchases	(472)	-	(472)

	(1,254)	-	(1,254)

Financing activities
Bank credit facility	950	-	950
Issuance of corporate loans	(274)	5,796	5,522
Repayment of corporate loans	(200)	(3,235)	(3,435)
Production loans	9,490	(1,824)	7,666
Repayment of production loans	(7,966)	4,029	(3,937)
Issuance of preference shares on exercise of warrants	653	-	653
Issuance of common shares on exercise of stock options	324	-	324
Issuance of common shares on exercise of warrants	399	-	399
Deferred financing costs	-	-	-

	3,376	4,766	8,142

Change in cash and cash equivalents	(4,412)	2	(4,410)

Cash and cash equivalents – beginning of period	5,542	-	5,542

Cash and cash equivalents – end of period	1,130	2	1,132

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

	Nine months ended May 31
	As reported	Adjustments	As restated
	2007	2007	2007
	$	$	$

Operating activities

Net earnings (loss) for the period	4,238	(2,237)	2,001
Items not affecting cash
Amortization of film and television programming	20,957	(1,495)	19,462
Future income tax recovery	(167)	-	(167)
Amortization of property and equipment	58	-	58
Amortization of intangible assets	463	-	463
Stock and warrant-based compensation	672	291	963
Loss on settlement of obligations	409	-	409
Gain on sale of asset	-	-	-
Investment in film and television programming	(26,617)	(4,363)	(30,980)
Changes in non-cash operating working capital	(11,427)	3,268	(8,159)
	(11,414)	(4,536)	(15,950)

Investing activities
Acquisition of Castle Hill Productions Inc. and Dream LLC	(9,517)	-	(9,517)
Deferred acquisition costs	(917)	-	(917)
Property and equipment purchases	(887)	-	(887)

	(11,321)	-	(11,321)

Financing activities
Bank credit facility	1,189	-	1,189
Issuance of corporate loans	2,938	15,441	18,379
Repayment of corporate loans	(200)	(8,513)	(8,713)
Production loans	48,489	(13,282)	35,207
Repayment of production loans	(31,340)	10,892	(20,448)
Issuance of preference shares on exercise of warrants	930	-	930
Issuance of common shares on exercise of stock options	346	-	346
Issuance of common shares on exercise of warrants	678	-	678
Deferred financing costs	(381)	-	(381)

	22,649	4,538	27,187

Change in cash and cash equivalents	(86)	2	(84)

Cash and cash equivalents – beginning of period	1,216	-	1,216

Cash and cash equivalents – end of period	1,130	2	1,132

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Accounts receivable and other amounts due

	May 31 2008	August 31 2007

Trade receivables due within one year	49,796	27,255
Trade receivables due after one year	906	2,497
Tax credits receivable	12,033	7,190
Loan receivable	657	-

	63,392	36,942

The Company borrows from financial institutions to produce films. These financial institutions sometimes require receivables from one film to be pledged as security against loans relating to another film. At May 31, 2008, $1,872,000 (August 31, 2007 - $4,152,000) of the trade receivables and tax credits receivable are cross-collateralized against various financial institution loans of $1,990,000 (August 31, 2007 - $4,599,000).  Other loans described in notes 12(a)(ii), 12(a)(iii) and 13(b) to the financial statements are secured by the Company’s receivables.

During the nine months ended May 31, 2008, the Company recorded bad debt expense of $2,280,000 (2007 - $147,000).  The bad debt expense relates primarily to two customers.

Tax credits receivable are Canadian federal and provincial government refundable tax credits related to specific film productions made in Canada. Management records a tax credit receivable when there is reasonable assurance that the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.  During the period, the tax credit proceeds received for certain productions were less than those initially estimated by $20,000.

On January 17, 2008, the Company acquired from a financial institution the outstanding loan balance due from a production company for which it acts as sales agent for a certain film.  The loan bears interest at the rate of LIBOR plus 3.25%.  The loan is secured by the borrower’s distribution and other rights to the film owned by the borrower.

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects that are in development, production or release and the costs of acquiring distribution rights to completed properties.  Amortization of film and television programming is included in direct costs on the consolidated statement of earnings (loss).

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

The components of investment in film and television programming are as follows:

			May 31 2008			August 31 2007
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Motion Pictures
Released	84,372	66,493	17,879	76,520	62,118	14,402
Productions in progress	5,476	-	5,476	8,519	-	8,519
In development	731	-	731	1,373	-	1,373
Television
Released	46,816	29,553	17,263	30,758	18,792	11,966
Productions in progress	850	-	850	6,606	-	6,606
In development	150	-	150	148	-	148
Home Entertainment
Released	6,982	2,754	4,228	4,233	583	3,650
Unreleased	1,686	-	1,686	1,921	-	1,921

	147,063	98,800	48,263	130,078	81,493	48,585

The Company reviews future revenue projections supporting the carrying value of its investment in film and television programming in accordance with its accounting policy.  During the nine months ended May 31, 2008, cost overruns in ten of the films owned by production companies consolidated as a VIE resulted in the carrying amount of the films exceeding the fair value, thereby requiring a writedown of $2,494,000 (2007 - $826,000).  The writedowns are included in amortization of investment in film and television programming and other production costs on the consolidated statement of earnings.

Property and equipment

			May 31 2008			August 31 2007
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Land	437	-	437	437	-	437
Building	3,863	131	3,732	3,863	20	3,843
Automobile	5	1	4	5	-	5
Computers, furniture and equipment	1,369	395	974	1,243	243	1,000
Production equipment	581	141	440	651	131	520
Leasehold improvements	349	114	235	339	75	264

	6,604	782	5,822	6,538	469	6,069

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Intangible assets

Certain identifiable intangible assets were acquired in connection with the acquisitions of kaBOOM! Entertainment Inc., Castle Hill Productions Inc., Dream LLC, Trinity Home Entertainment, LLC and Dufferin Gate Productions Inc. as follows:

			May 31 2008			August 31 2007
	Estimated fair value	Accumulated amortization	Net	Estimated fair value	Accumulated amortization	Net

Brand	300	143	157	300	98	202
Customer relationships	4,831	1,325	3,506	5,007	687	4,320

	5,131	1,468	3,663	5,307	785	4,522

Amortization of intangible assets of $682,500 (August 31, 2007 - $560,000) for the nine months ended May 31, 2008 is included in other amortization on the consolidated statement of earnings (loss).  The customer relationships and brand assets are amortized on a straight-line basis over a period of six and five years, respectively.

Other assets

	May 31 2008	August 31 2007

Deferred financing costs	-	291
	-	291

Upon adoption of the new accounting standards, the deferred financing costs balance was adjusted, as described in (note 2(b)).

Prior to September 1, 2007, these costs were deferred and amortized on a straight-line basis over the term of the related indebtedness.  Effective September 1, 2007, deferred finance costs previously classified as other assets have been netted against the carrying value of the financial instruments with which they relate.

Goodwill

Goodwill activity for the nine months ended May 31, 2008 is as follows:

	Motion Picture	Television	Home Entertainment	Total

At August 31, 2007	-	6,905	10,657	17,562
Foreign translation	-	(333)	(320)	(653)
At May 31, 2008	-	6,572	10,337	16,909

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Goodwill represents the excess of acquisition costs over tangible and intangible assets acquired and liabilities assumed on businesses acquired by the Company.  Goodwill is reviewed for impairment at least annually.

Bank credit facility

The Company has a bank credit facility with a Canadian bank to a maximum amount of $4,500,000 (August 31, 2007 -$3,000,000). The credit facility bears interest at the prime rate plus 1.25% and is due on demand.   As at May 31, 2008, the weighted average interest rate of the loan outstanding was 5.2% and the effective rate was 4.8%.  The bank credit facility is secured by a general assignment of a subsidiary’s assets and a guarantee from the Company.  At May 31, 2008, $nil (August 31, 2007 - $nil) was available under the facility.  On June 30, 2008, the bank credit facility was reduced to $3,000,000.

Accounts payable and accrued liabilities

(a)

Accounts payable and accrued liabilities

	May 31 2008	August 31 2007

Trade accounts payable	14,144	10,905
Accrued liabilities	2,145	1,381
Income taxes payable	2,869	1,570
Production liabilities	9,317	8,023
Film asset acquisition liabilities	2,351	2,539
Participation liabilities	11,036	6,189

	41,862	30,607

(b)

Business acquisition payable

In connection with the acquisition of Trinity on July 3, 2007, the Company paid the additional consideration of US$1,744,000 (Cdn$1,840,000) which was pursuant to the purchase agreement.

In connection with the acquisition of Dufferin Gate, on January 3, 2008, the remaining shareholder exercised the put option, and the Company acquired the remaining 59.99% of the shares of Dufferin Gate for $2,190,000 of cash and 393,781 common shares valued at $600,000. The fair value of the common shares issued of $1.52 per share was based on Canadian exchange stock price quotation on the date the put option was exercised.

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Corporate loans

	May 31 2008	August 31 2007

Term loan (a)	8,986	2,561
Mortgage payable (b)	3,337	1,212
Production loans applied to corporate activities (c)	3,876	3,478
Term loan for business acquisition (d)	-	590
Loan from related party (e)	2,782	-

	18,981	7,841

(a)

Term loan

(i)

In connection with the acquisition of Castle Hill/Dream, the Company entered into an agreement with a financial institution to borrow US$2,746,000 (Cdn$3,180,000).  The loan bears interest at the Canadian Imperial Bank of Commerce’s U.S. base rate. The term loan was repaid and reduced to US$1,533,000 (Cdn$1,533,000) by December 31, 2007 in accordance with the terms of loan; and is due to be repaid and reduced to US$833,000 (Cdn$833,000) by December 31, 2008; to US$233,000 (Cdn$233,000) by December 31, 2009; and repaid in full by December 31, 2010.  As of May 31, 2008, the effective rate was 8.35%.  As at May 31, 2008, there was a balance of US$1,533,000 (Cdn$1,522,000) (August 31, 2007 – US$2,425,000 (Cdn$2,561,000)).  The loan is secured by a general assignment of certain of the Company’s subsidiaries’ assets, a guarantee from the Company and certain of its subsidiaries, and a pledge of all the shares in one of its subsidiaries.

The term loan is net of deferred financing costs of $123,000.

(ii)

On March 24, 2008, the Company entered into an agreement with a financial institution to borrow US$9,889,000 (Cdn$9,820,000).  A portion of the loan in the amount of US $4,028,000 (Cdn$4,000,000) was borrowed for corporate activities and the remainder was used to fund the Company’s production operations for one of its programs and is included in production loans (note 13(e)).  The loan bears interest at the financial institute’s US prime rate or Libor plus 1% and is secured by accounts receivables.

(iii)

On May 9, 2008, the Company entered into an arrangement with a financial institution to borrow $3,595,000.  The loan bears interest at 14% per annum, secured by certain accounts receivable balances and is due on May 9, 2009.

(b)

Mortgage payable

In connection with the acquisition of Dufferin Gate, the Company assumed a mortgage payable with a financial institution in the amount of $1,221,000.  On September 26, 2007, the Company entered into an agreement with the Business Development Bank of Canada for an additional loan for $2,200,000.  The loan bears interest at the Business Development Bank of Canada’s base rate minus 0.75% and has monthly principal instalments of $8,350.  The final loan payment will be on December 15, 2030.

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

The above loans are secured by a building of one of the Company’s subsidiaries, a general assignment of certain of the Company’s subsidiaries’ assets, and a guarantee from the Company.

(c)

Production loans applied to corporate activities

Certain of the Company’s subsidiaries enter into financing arrangements with financial institutions and other lenders for funding to be used solely to produce films and televisions programs.  These subsidiaries include wholly owned companies and VIEs legally controlled by others.  These subsidiaries transferred all or a portion of the funds received under production loans’ draws to other subsidiaries of the Company to be used for other purposes including funding working capital.  The funds were transferred back to the production entities when those entities require the funds to finance their costs of production. In some cases, the proceeds of the loans from certain non-financial institutional lenders were provided to these other subsidiaries and never transferred to the production entities.  These loans have either been repaid or the Company intends to repay these loans from its cash flows.

Other terms of and security provided for the loans provided by financial institutions are described in note 13(a). Other terms and guarantees of the loans provided by other lenders are described in note 13(b).

The loans bear interest at the rate of 6% to 30% per annum and have arrangement fees of 6%.  The weighted average interest rate of loans outstanding was 30.0% (August 31, 2007 – 26.90%).  Interest incurred on the loans while the Company has use of the funds for corporate activities or while production entities are not active in preproduction and production is included in interest expense.

Included in the balance of production loans applied to corporate activities at May 31, 2008 is US$3,146,000 (Cdn$3,124,000) (August 31, 2007 – US$2,500,000 (Cdn$2,856,000)) denominated in United States dollars.  In the nine months ended May 31, 2008, $663,000 (2007 - $782,000) of interest and arrangement fees were included in earnings.

(d)

Term loan for business acquisition

In connection with the acquisition of Castle Hill/Dream, the Company entered into an agreement with a financial institution to increase an existing loan facility to borrow an additional US$1,847,000 (Cdn$2,139,000) for the purpose of completing the financing of the purchase price.  At May 31, 2008, the balance outstanding is $nil.

(e)

Loan from related party

On January 2, 2008, the Company’s Interim Chief Executive Officer and the other Co-Chairman of the Board of Directors provided a bridge loan for $2,650,000 (note 27).  The bridge loan bears interest at 12% per annum.  The bridge loan is due January 2, 2009.  The loan may be repaid in advance without penalty at the option of the Company.  No fees are payable by the Company in respect of the bridge loan.

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Production loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

The financing arrangements are usually between the entity producing the film project and the lender. The production entity borrowing the funds may have periods of time when not all the funds borrowed are required for financing the costs of production. The Company may use such funds temporarily in its operating activities other than production of films and television programs and interest incurred on the loans, while the Company is not incurring pre-production and production costs, is included in expense.  Upon commencement of incurring product costs such loans are reclassified as production loans and interest thereafter is capitalized as part of the cost of production until the production is substantially completed and amortized as part of the investment in film and television asset. The Company repays the amounts used when the production entities requires funds to finance the costs of production. Interest and arrangement fees incurred on the loans while the Company has use of the funds are included in interest expense.

Production loans comprise the following:

	May 31 2008	August 31 2007

Bank and other financial institution loans (a)	37,040	28,241
Interim bridging loans (b)	272	2,228
Vendor financing arrangement (c)	-	239

	37,312	30,708

Bank and other financial institution loans and interim bridging loans are made in United States dollars and Canadian dollars. Of the loans outstanding, US$9,885,000 (Cdn$9,815,000) (August 31, 2007 – US$7,814,000 (Cdn$8,253,000)) is denominated in United States dollars. The amount of loans may be based on committed advances and minimum guarantees receivable from distributors or broadcasters and expected tax credits.  In certain circumstances, another subsidiary of the Company may be the distributor and required to provide the minimum guaranteed fee.  Certain advances are made that are not supported by any distributor or broadcaster commitments or expected tax credits and provide the bank the right to draw from a cash collateral or control account.

(a)

Bank and other financial institution loans

The Company borrows from banks and other financial institutions to finance the costs of film production and acquisition of film distribution rights. Repayments may be solely from cash flows, as they are collected from tax credits received from the revenue of each film or from across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits or subsidies associated with each film or may be collateralized across a number of films.

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

All loans are due on demand with certain specified maturity dates.  In certain cases, the maturity dates coincide with the expected release date of the film or television program. Loans may be extended at a fee of ¾% to 1% of the outstanding balance.  All advances or minimum guarantees received from the distributors or broadcasters which do not represent funding for the production of the film or television programs are to be applied against the loans.  All loans supported by tax credits are due at the earlier of a specified date, the date that the tax credits are applied against taxes otherwise payable, the due date of the tax returns, upon receipt of the refundable tax credit or the date the tax credit claim is not accepted. The loans may be prepaid at any time.

For each loan, the Company has assigned to the lender all refundable tax credits and distributor and broadcaster advances and minimum guarantees, if applicable, and distributors fees to be received from the distribution of the film or television programs; provided the lender with a copyright mortgage on the respective film; and obtained a guarantee from Cangap (see (d) below), if applicable.

Loans from banks bear interest at rates ranging from the particular bank’s United States dollar base rate plus 1.5% to plus 3.25%. The Company has several loans outstanding from other institutions that bear interest at the rate of LIBOR plus 0.75% to plus 3.25%. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce’s prime lending rate minus 0.5% to plus 2%. The loans provide that interest may be capitalized to the cost of the loan to a maximum specified amount.  In addition, the Company pays the lenders certain arrangement fees for each loan.  As at May 31, 2008, the weighted average interest rate of the loans outstanding was 5.33% (2007 – 7.48%).

During the nine months ended May 31, 2008, loans totalling $4,795,000 (2007 - $4,927,000) became due and payable.  The Company is in negotiations with these lenders to extend the terms of these loans to more closely match the collection of cash from the revenue source acting as security interest for these loans.  The extension period for these loans is less than one year.

During the nine months ended May 31, 2008, arrangement fees paid to banks and other financial institutions of $65,000 (2007 - $164,000) were capitalized to film and television programming costs.

Historically, the Company undertook many of its film productions in conjunction with producers outside of Canada. The Company’s related production subsidiary is contingently liable for certain debts of the co-producer in the event of a default.

(b)

Interim bridging loans

Production subsidiaries of the Company, including wholly owned subsidiaries and consolidated VIEs, have entered into financing arrangement with various parties, on an interim basis prior to finalizing the financing for a film or television series. These funds generally are used to finance pre-production costs; however, during 2008 and 2007, the funds were used for other purposes as described in note 12. These interim bridge loans are repaid at the time production financing is arranged or within a specified period of time and are secured by the distribution and other rights to the film owned by the production subsidiary that was party to the loan documentation. The loans bear interest at a rate of 6% to 30% per annum. In addition, these loans generally are guaranteed by other non-production subsidiaries of the Company.

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Of the loans outstanding, US$nil (Cdn$nil) (August 31, 2007 – US$6,814,000 (Cdn$7,197,000)) is denominated in United States dollars. As at May 31, 2008, the weighted average interest rate of the loans outstanding was nil% (2007 – 25.97%).  The terms of these loans are less than one year.

(c)

Vendor financing arrangement

One of the Company’s subsidiaries received an interest free loan from a provider of DVD replication services, pursuant to the trading arrangement with that service provider. The loan is secured by a general security agreement over the assets of that subsidiary. The loan is repaid by periodic payments calculated to be in proportion with the volume of DVDs replicated by the service provider. Any unpaid balance of the loan is due on February 22, 2009.  As at May 31, 2008, the effective interest rate was nil%.

(d)

Financing arrangements with a limited partnership

Certain lenders provide corporate and production loans to the Company that are required to be guaranteed or supported by collateral. The Company has entered into financing guarantee contracts with an unrelated Canadian limited partnership (Cangap) that provides guarantees for certain of the Company’s bank loans. These bank loans that are provided either to (i) the Company for the purpose of financing its minimum guarantee obligations related to film and television rights acquisitions, (ii) to consolidated production entities directly to fund production costs or (iii) directly or indirectly to the Company and its non-production entities to fund corporate activities .  Cangap receives from the Company or its subsidiaries a loan guarantee fee that ranges from 10% to 13% based on the initial amount of the loan guarantee.  Total fees incurred by the Company for the nine months ended May 31, 2008 were $818,000 (2007 - $396,000). Cangap’s guarantee is secured by certain distribution rights relating to each project and in certain instances cross-collateralized against multiple titles.

Interest expense

	Three Months Ended		Nine Months Ended
	May 31 2008	May 31 2007	May 31 2008	May 31 2007
		Restated (see note 3)		Restated (see note 3)

Bank credit facility	34	49	128	103
Corporate loans	541	691	1,308	1,604
Production loans	199	301	604	774
Deferred financing costs	-	32	540	58
Film financing transaction (note 17)	260	283	785	841
Other	80	28	647	57
	1,114	1,384	4,012	3,437

Interest capitalized to film and television programming costs	558	605	1,509	989

(19)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Legal settlement

On October 2, 2001, the Company initiated an action in British Columbia Supreme Court against a co-financier in a television series for damages from the co-financier's failure to honour a contract for its share of the financing of the television series. On December 21, 2006, the parties met with an arbitrator and negotiated a settlement of the Company's claim against the co-financier. On January 16, 2007, the settlement amount, less legal costs, was received by the Company.

Loss on settlement of obligations

On April 30, 2007, the Company issued 277,406 Common Shares to an individual related to a member of senior management valued at $860,000 for settlement of a loan payable plus interest, in the amount $464,000 (US$409,000).  The Company recorded a loss on settlement of $396,000.

On October 24, 2006, the Company issued 71,318 common shares in settlement of $71,000 of Series I and II preference share dividends payable to a director and certain preferred shareholders.  The fair value of the shares issued to settle the liability was $84,000 based on the date of settlement, and therefore the Company recorded a loss on settlement of the dividends of $13,000.

On January 12, 2007, the Company issued 39,907 Common Shares in settlement of $43,000 of dividends payable to certain preferred shareholders.  The value of shares issued to settle the liability was $43,000.  The Company recorded no gain or loss on settlement.

Film financing transaction

During the year ended August 31, 2004, the Company entered into certain financing arrangements with two United Kingdom limited partnerships (the “limited partnerships”) with respect to two films. Under these arrangements, the Company received £9,522,000 (Cdn$22,554,000) in exchange for providing the limited partnerships with the master negative and a revenue guarantee relating to the distribution of the films. The Company obtained the worldwide rights to distribute the films for renewable 25-year terms. Pursuant to the arrangements, the Company is obligated to pay the limited partnerships £11,567,000 (Cdn$24,291,000) in April 2009 under that revenue guarantee.

(20)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

As security for the full value of the obligation due in 2009, the Company was required to place on deposit with a financial institution the amount of £9,034,000 (Cdn$21,339,000). The deposit, which earns interest of 5%, matures in April 2009. The deposit and the interest earned on it are restricted for use as security for the guarantee and cannot be used for any other purpose. At May 31, 2008, the amount of the deposit was £10,847,000 (Cdn$21,343,000) (August 31, 2007 - £10,455,000 (Cdn$22,272,000)). This deposit is included in restricted term deposits. The Company has recorded an equivalent amount as a revenue guarantee obligation. The carrying value of the obligation is accreted over the term to maturity at the effective interest rate of 5%.

During the year ended August 31, 2004, the Company recorded the difference between the amount of cash received and the amount recorded as an obligation to the limited partnerships of £488,000 (Cdn$1,215,000) as a reduction in the Company’s carrying value of its investment in these two films.

During the nine months ended May 31, 2008, interest income and interest expense of £392,000 (Cdn$785,000); (2007 - £379,000 (Cdn$841,000)) was included in the results of operations.

Capital stock

Shares

Authorized

Unlimited common shares without par value

Unlimited preference shares, issuable in series without par value

Each Series I and Series II preference share is convertible into one common share of the Company at any time. Each outstanding Series I and II preference share pays a 10% cumulative dividend quarterly.

The Company may, at its option, at any time after July 29, 2009 redeem any or all outstanding Series I preference shares at an exercise price of US$0.46 per share and any or all outstanding Series II preference shares at an exercise price of US$0.50 per share.

(a)

Capital stock activity during the period ended May 31, 2008 was as follows:

(i)

During the year ended August 31, 2004, the Company issued 3,489,814 common shares to PAPDC in consideration of PAPDC agreeing to assume an obligation to issue the common shares of the Company to lenders of the Company in settlement of an obligation.  The lenders converted their obligation for 3,146,125 common shares of the Company, and as a result the Company has 343,689 common shares held in escrow.  During the year ended August 31, 2006, the Company returned 121,000 shares to treasury, resulting in a balance of 222,689 shares held in escrow.

(ii)

On September 19, 2007, 10,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$5,000 (Cdn$5,500).  A balance of $10,000 representing a portion of the value associated with warrants was transferred from warrants.

(21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(iii)

On October 10, 2007, 10,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$5,000 (Cdn$5,300).  A balance of $9,000 representing a portion of the value associated with warrants was transferred from warrants.

(iv)

On October 11, 2007, 223,000 common share warrants were exercised at a price of $1.21 per share for proceeds of $270,000.  A balance of $312,000 representing a portion of the value associated with warrants was transferred from warrants.

(v)

On January 7, 2008, the remaining shareholder exercised the put option requiring us to acquire the remaining 59.99% of the outstanding shares of Dufferin Gate.  Pursuant to the exercise of the put option agreement, we purchased all of the issued and outstanding shares of the holding company that owns the remaining issued and outstanding shares of DGH for $2,790,000, consisting of cash consideration of $2,190,000 and 393,781 common shares of Peace Arch valued at $600,000.  The fair value of the common shares issued of $1.52 per share was based on Canadian exchange stock price quotation on the date the put option was exercised.

(vi)

During the nine months ended May 31, 2008, the Company issued 405,830 common shares for gross cash proceeds of $262,000 in connection with employee stock options that had been exercised.  A balance of $190,000, representing a portion of the value associated with stock options was transferred from contributed surplus.

Issued

		Common	Preferred – Series I		Preferred – Series II
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Total amount

Balance – August 31, 2007	48,089,087	53,233	4,347,825	1,656	4,347,825	3,139	58,028

Issued for cash on exercise of common share warrants (note 18 (ii)(iii)(iv))	243,000	281	-	-	-	-	281
Transfer of warrant fair value on exercise of common share purchase warrants	-	331	-	-	-	-	331
Issued for Dufferin Gate acquisition (note 18(v))	393,781	600	-	-	-	-	600
Issuance for cash on exercise of stock options (note 18(vi))	405,830	262	-	-	-	-	262
Allocation of contributed surplus on exercise of stock options (note 19)	-	190	-	-	-	-	190

Balance – May 31, 2008	49,131,698	54,897	4,347,825	1,656	4,347,825	3,139	59,692

Excluded from the 49,131,698 share balance above are shares of the Company held in escrow of 222,689 (August 31, 2007 – 222,689), as described in note 18(a)(i).

(b)

Stock options

The Company has an employee stock option plan previously approved by the shareholders on February 8, 2006, which provides for the issuance of up to 20% of the outstanding common shares of the Company at any given time.  At May 31, 2008, the number of shares issuable upon the exercise of options pursuant to

(22)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

the stock option plan and any other share compensation arrangements is 7,917,789 Stock options are granted with an exercise price in Canadian dollars at or above the market price for the Company’s common shares at the date of grant.   All of the stock options exercised for the periods ended May 31, 2008 and 2007, were granted with an exercise price at the market price at the date of grant.  The terms of the stock option plan allow the Company to grant stock options with an exercise period to a maximum of 10 years.  All stock options granted have terms between one and three years and vest and become fully exercisable immediately, or up to a period of 37 months. The Company intends to issue new shares from treasury for any stock options exercised.  Certain individuals have a change of control provision contained in their stock option agreement pursuant to their employment agreement.

Stock option activity for the period ended May 31, 2008 is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at August 31, 2007	4,306,671	$1.36
Granted	2,205,000	$2.48
Exercised	(405,830)	$(0.65)
Forfeited	(936,671)	$(2.09)
Outstanding at May 31, 2008	5,169,170	$1.76

	May 31 2008	August 31 2007
Weighted average grant date fair value of options with exercise price issued at market	-	$0.80
Weighted average grant date fair value of options with exercise price issued above market	$0.83	$0.59
Total intrinsic value of options exercised	$83,000	$1,414,000
Weighted average remaining contractual life outstanding (in years)	1.77	2.12

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

At May 31, 2008, stock options by range of exercise price are as follows:

Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.48 to $0.73	1,275,005	0.86	$0.58
$0.95 to $1.09	78,333	2.15	$0.95
$1.21 to $1.43	541,667	1.57	$1.31
$1.56 to $2.02	1,109,166	1.87	$1.89
$2.09 to $2.38	168,750	2.23	$2.13
$2.50 to $3.05	1,996,250	2.86	$3.74

At May 31, 2008, there were 2,205,000 (August 31, 2007 – 75,000) stock options granted with an exercise price above market, a weighted average remaining contractual life of 2.28 years (August 31, 2007 – 3.0 years) and a weighted average exercise price of $2.48 (August 31, 2007 - $2.50).

Information for vested and exercisable options as at May 31, 2008 and August 31, 2007 is as follows:

	May 31 2008	August 31 2007
Intrinsic value of options	39,000	$1,867,000
Weighted average remaining contractual life (in years)	1.38	1.83
Number of options	2,650,841	1,805,562
Weighted average exercise price	1.42	0.97

As at May 31, 2008, the number of options vested or expected to vest in the future are 5,043,254 (August 31, 2007 – 4,021,303).  The intrinsic value of these options are $44,000 (August 31, 2007 – 3,120,000), the weighted average remaining contractual life is 1.77 years (August 31, 2007 – 2.10 years) and the weighted average exercise price is $1.75 (August 31, 2007 - $1.33).

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(c)

Stock and warrant-based compensation

The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model.  The range of the assumptions that were used for employee stock options granted during the nine months ended May 31, 2008 were as follows: volatility, based on historical volatility of 74% to 101% (2007 - 97% to 113%), risk-free interest rate of 2.55% to 4.35% (2007 – 3.40% to 4.16%), which is based on the Bank of Canada published rates and expected life of 0.5 to 2.5 years (2007 – 0.5 to 3.0 years), representing the period of time that options granted are expected to be outstanding.

The resulting compensation expense relating to stock options issued to employees and credited to contributed surplus during the nine months ended May 31, 2008 amounted to $1,496,000 (2007 - $594,000) which is included in stock and warrant-based compensation costs on the consolidated statement of earnings (loss).  As at May 31, 2008, the Company had total compensation expenses relating to awards not yet recognized of $1,295,000 (2007 - $831,000) with a weighted average period of 2.16 years (2007 - 2.5 years).

For the nine months ended May 31, 2008 and 2007, there were no income tax benefits for total stock and warrant-based compensation costs.

During the nine months ended May 31, 2008, the Company recognized $nil (2007 - $369,000) related to common share purchase warrants (note 20).

Total expense for stock and warrant-based compensation for the nine months ended May 31, 2008 amounted to $1,496,000 (2007 - $963,000).

Contributed surplus

Stock and warrant-based compensation to employees is recognized by the Company as an expense and contributed surplus.

The value attributed to the stock options exercised during the period in the amount of $190,000 (2007 - $176,000) was transferred to the cost of the common shares.

Activity for contributed surplus for the nine months ended May 31, 2008 is as follows in ($000’s):

Amount
As at August 31, 2007	3,759
Stock-based compensation	1,496
Exercise of stock options	(190)
As at May 31, 2008	5,065

(25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Warrants

Series II Preference Share Purchase Warrants

Each Series I and Series II preference share is convertible into one common share of the Company at any time. Each outstanding Series I and II preference shares pays a 10% cumulative dividend quarterly.

(a)

On July 29, 2005, in connection with a private placement, the Company issued 4,347,825 Series II preference share warrants.  Each warrant is convertible into one Series II preference share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The fair value of the warrants on issuance was $693,000.  The fair value of the warrants at August 31, 2006 was $963,000.  As at August 31, 2007 all warrants were exercised.

(b)

During the year ended August 31, 2007, 1,685,896 Series II preference share warrants were exercised at a price of US$0.50 per share for total proceeds of $930,000 (US$843,000).  An amount of $269,000 (2006 - $424,000), representing the value of the Series II preference share warrants exercised during the year, was transferred to the cost of the issued Series II preference shares.

Common Share Purchase Warrants

(c)

On February 7, 2006, the Company issued 1,500,000 common share warrants to a firm of marketing and publicity consultants as partial compensation for future services.  Each warrant is convertible into one common share of the Company at an exercise price of US$0.54, exercisable until February 7, 2009. The fair value of $368,000 (2006 - $469,000), was recorded as an expense and was estimated on the anniversary date of grant for the last 500,000 warrants that vested using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 2 years, a risk-free rate of interest of 4.0%, and an expected volatility of 101.2%.

(d)

On June 7, 2006, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with a private placement, a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 per share, exercisable until June 7, 2010. The fair value of $272,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk-free rate of interest of 4.16%, and an expected volatility of 102.6%.

(e)

On June 8, 2007, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with a private placement, a warrant to purchase up to 400,000 common shares at an exercise price of $2.50 per share, exercisable until June 8, 2011. The fair value of $665,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk-free rate of interest of 4.65%, and an expected volatility of 94.48%.

(f)

During the nine months ended May 31, 2008, 20,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$10,000 (Cdn$11,000).  An amount of $19,000 (note 18(ii) and

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(iii)), representing the value of the common share purchase warrants exercised during the period, was transferred to the cost of the issued common shares.

(g)

During the nine months ended May 31, 2008, 223,000 common share warrants were exercised at a price of $1.21 per share for proceeds of $270,000.  An amount of $312,000 (note 18(iv)), representing the value of the common share purchase warrants exercised during the nine months ended May 31, 2008, was transferred to the cost of the issued common shares.

Activity for warrants outstanding for the nine months ended May 31, 2008 is as follows:

	Number of Shares	Value of Warrants
		($000’s)
	Common Share Purchase Warrants	Common Share Purchase Warrants	Total
As at August 31, 2007	1,044,000	1,292	1,292
Issued	-	-	-
Exercised	(243,000)	(331)	(331)
Expired	-	-	-
As at May 31, 2008	801,000	961	961

At May 31, 2008, the following warrants were outstanding to acquire common shares and Series II preference shares as follows:

		May 31 2008	August 31 2007
Expiry date	Exercise Price per share	Common	Common
February 7, 2009	US$0.54	355,000	375,000
June 7, 2010	Cdn$1.21	46,000	269,000
June 8, 2011	Cdn$2.50	400,000	400,000
		801,000	1,044,000

Financial Instruments

The estimated fair values of financial instruments as at May 31, 2008 are based on relevant market prices and information available at the time.

The carrying value of cash and cash equivalents, bank indebtedness, deposits, restricted cash, restricted term deposits and revenue guarantee obligations approximates their fair value given their short-term nature.  The carrying values of accounts receivable and other amounts due approximate their fair value based on discounting future cash flows using rates currently available for similar instruments.

The carrying values of the bank credit facility, business acquisition payable, corporate loans and production loans approximate their fair value since their interest rates are comparable to market rates.

The fair value of accounts payable and accrued liabilities approximate their carrying value as there are no set terms of repayment.

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(Loss) earnings per common share

(Loss) earnings per common share is calculated as follows:

(amounts in thousands of dollars, except weighted average number of shares)	Three Months Ended		Nine Months Ended
	May 31 2008	May 31 2007	May 31 2008	May 31 2007
(a) Basic net (loss) earnings per share Numerator:		Restated (see note 3)		Restated (see note 3)
Net (loss) earnings for the period	(6,607)	1,138	(8,668)	2,001
Less: preference share dividends	(105)	(111)	(291)	(315)

Net (loss) earnings attributable to shareholders	(6,712)	1,027	(8,959)	1,686
Denominator:
Weighted average number of common shares outstanding	48,912	33,385	48,574	32,212

Basic net (loss) earnings per share	(0.14)	0.03	(0.18)	0.05

(b) Diluted net (loss) earnings per share Numerator:
Net (loss) earnings attributable to shareholders	(6,712)	1,027	(8,959)	1,686
Add: preference share dividends	105	111	291	315

	(6,607)	1,138	(8,668)	2,001
Denominator:
Weighted average number of common shares outstanding	48,912	33,385	48,574	32,212
Series I Preference shares	-	3,280	-	2,624
Series II Preference shares	-	2,545	-	1,936
Stock options and warrants	-	3,266	-	2,658
Contingently issuable shares	-	223	-	223

	48,912	42,699	48,574	39,653

Diluted net (loss) earnings per share	(0.14)	0.03	(0.18)	0.05

For the three and nine months ended May 31, 2008, the effects of potentially dilutive Series I and II preference shares and Series II preference share warrants, stock options, contingently issuable shares, and other warrants (note 20) were excluded from the calculation of diluted (loss) earnings per share, as they are anti-dilutive to the basic loss per common share.

(28)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Changes in non-cash operating working capital

	Three Months Ended		Nine Months Ended
	May 31 2008	May 31 2007	May 31 2008	May 31 2007
		Restated (see note 3)		Restated (see note 3)

Accounts receivables and other amounts due	(6,400)	(6,503)	(26,557)	(19,134)
Inventory	(703)	245	(945)	(174)
Prepaid expenses and deposits	188	(476)	238	(517)
Accounts payable and accrued liabilities	2,407	(3,441)	10,594	10,880
Loan interest payable	1,244	584	2,371	812
Deferred revenue	(617)	(1,819)	253	(26)

	(3,881)	(11,410)	(14,046)	(8,159)

Non-cash transactions

	Three Months Ended		Nine Months Ended
	May 31 2008	May 31 2007	May 31 2008	May 31 2007
Fair value of warrants attributed to issuance Series II preference shares and common shares (note 20(a)(h))	-	499	-	779
Issuance of common shares on settlement of obligations (note 16)	-	860	-	987
Issuance of common shares for purchase of Castle Hill/Dream	-	-	-	1,158
Fair value of stock options transferred	180	165	190	176
Issuance of note payable for deposit on acquisition of Trinity Home Entertainment, LLC	-	267	-	267
Issuance of common shares for purchase of Dufferin Gate	-	-	600	-

Commitments and contingencies

(a)

Loan guarantees

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the “co-producer”) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At May 31, 2008, the total amount of such unpaid loans was approximately $93,962 (August 31, 2007 - $101,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the

(29)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

(b)

Film distribution rights commitment

At May 31, 2008, the Company had commitments of $5,595,000 (August 31, 2007 - $11,475,000) with respect to the acquisition of film distribution rights to four films, which will be delivered to the Company during the year ending August 31, 2008.  These payments are required to be made from the distribution receipts of the films.  In addition, there are seven television series with a film distribution rights commitment of $1,905,000.  These commitments are expected to be paid no later than August 31, 2009.

(c)

Legal claims

In June 2004, the Company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action brought by Comerica in connection with a U.S. federal investigation into certain transactions between Comerica Bank of California and Mr. Howsam which occurred prior to Mr. Howsam joining Peace Arch in 2003.  The Company and its subsidiaries are not a party to these proceedings.  The Company believes that this claim asserted against the Company’s subsidiary is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc.  The Company does not expect the outcome of this proceeding to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.  The claim is subject to arbitration which has been stayed pending the outcome of the criminal allegations against Mr. Howsam.

Segmented information

The Company manages and reports its results of operations in three reportable segments, Motion Picture, Television, and Home Entertainment, representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition, production and worldwide exploitation of motion picture content. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content. The Home Entertainment segment distributes video cassettes, DVDs and ancillary merchandise in Canada and the United States.

Management focuses on and measures the results of operations based on loss before the undernoted and other amortization as presented in the consolidated statement of earnings (loss). Segment earnings (loss) before the undernoted is defined as segment revenues less segment direct costs and segment selling, general and administrative expenses. Selling, general and administrative expenses include costs that are not directly attributable to the reportable business segments. These expenses include salaries, professional fees, occupancy expenses and general and administrative costs and are included in corporate activities.  Stock and warrant-based compensation costs are also included in corporate activities.

(30)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	May 31 2008	May 31 2007	May 31 2008	May 31 2007
		Restated (see note 3)		Restated (see note 3)

Revenue
Motion Picture	1,759	2,389	5,105	13,094
Television	9,811	11,876	22,046	20,538
Home Entertainment	11,978	4,488	34,346	16,727
	23,548	18,753	61,497	50,359

Segment (loss) earnings before the undernoted
Motion Picture	(4,940)	(1,322)	(7,028)	(834)
Television	2,909	4,647	4,707	6,458
Home Entertainment	4	334	3,732	2,760
Corporate	(2,514)	(1,491)	(6,117)	(3,527)
	(4,541)	2,168	(4,706)	4,857

	May 31 2008	August 31 2007
Total Assets
Motion Picture	67,267	66,735
Television	58,750	45,906
Home Entertainment	38,400	30,576
Corporate	2,006	6,990
	166,423	150,207

Management does not focus on total assets by operating segment.  Segmented earnings (loss) before the undernoted includes amortization on investment in film and television programming, amortization of property and equipment and amortization of intangible assets.

Goodwill

Motion Picture	-	-
Television	6,572	6,905
Home Entertainment	10,337	10,657
	16,909	17,562

(31)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Revenue by geographic location is based on the location of customers as follows:

	Three Months Ended		Nine Months Ended
	May 31 2008	May 31 2007	May 31 2008	May 31 2007
Revenue
Canada	11,444	9,424	34,832	24,912
United States	10,050	8,413	22,969	16,601
United Kingdom	251	558	251	2,393
Germany	115	-	186	10
Japan	45	-	45	738
France	224	-	254	-
Other foreign	1,419	358	2,960	5,705

	23,548	18,753	61,497	50,359

The location of the customer is not necessarily the same geographical area as the location of film rights purchased by those customers.

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

(a)

During the nine months ended May 31, 2008, the Company paid $162,000 (2007 - $151,000) to a company controlled by a shareholder, former director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

(b)

As at May 31, 2008, the Company incurred interest of $nil (2007 - $369,000) in respect of a $2,740,000 loan from a company controlled by a director and a member of the company’s senior management. The loan beared interest at the rate of 18% per annum. The loan was repaid in December 2007. The interest is included in interest expense in the statement of earnings (loss) of the consolidated financial statements.

(c)

As at May 31, 2008, included in production loans was $nil (August 31, 2007 - $4,935,000) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production. The loan was repaid in June 2007.  Interest on the loan was $nil (2007 - $nil).

(d)

On April 30, 2008, the Company acquired 100% of the issued and outstanding shares of the production company Weapon Films Inc. from a related party, for a nominal consideration.  The transaction did not constitute a business combination as the principal assets acquired are the rights to a film asset.  Prior to acquiring the shares of Weapon Films Inc., the Company determined it was a primary beneficiary of the VIE and its results were consolidated.

(32)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2008 and 2007

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(e)

On January 2, 2008, the Company’s Interim Chief Executive Officer and the other Co-Chairman of the Board of Directors provided a bridge loan for $2,650,000 to be used by the Company for general corporate purposes.  The bridge loan bears interest at 12% per annum.  The bridge loan is due January 2, 2009.  The loan may be repaid in advance without penalty at the option of the Company.  No fees are payable by the Company in respect of the bridge loan.  The bridge loan is considered to be a loan from related parties.  For the nine months ended May 31, 2008, the Company incurred interest of $116,000 (2007 - $nil).

Other related party transactions and balances have been described elsewhere in these consolidated financial statements.

Subsequent events

(a)

On June 23, 2008, the Company signed a binding agreement with London-based ContentFilm plc that will integrate both companies’ U.S. home entertainment businesses effective July 1, 2008.  Pursuant to the Agreement, a new company will be created, where 50% of the common shares will be owned by the Company and 50% will be owned by ContentFilm plc.  The new company will be accounted for as a joint venture.  The agreement will require both companies to provide financing toward the start-up of the business venture of approximately $3 million, which is payable over a twelve month period.

(b)

On June 2, 2008, the Company issued 431,588 common shares in settlement of $432,000 of Series I and II preference share dividends payable to certain preferred shareholders.  The value of the shares issued to settle the liability was $259,000.  The Company will record a gain of $173,000 on settlement of liability.

(c)

Subsequent to May 31, 2008, the Company granted 1,000,000 stock options which will result in $96,000 of stock-based compensation expense over the vesting period.

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